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                            Contact: John R. Witzel
                                or Sylvia Evans
                                 (619) 794-4399

FOR IMMEDIATE RELEASE

                                   STAC, INC.

                 TO COMMENCE TENDER OFFER FOR ITS COMMON STOCK

     SAN DIEGO, August 14, 1997 -- Stac, Inc. (NASDAQ: STAC) (the "Company") announced today that it will commence a Dutch Auction tender offer to purchase for cash up to 6,000,000 shares of its issued and outstanding common stock, par value $.001 per share ("Common Stock"). The tender offer begins today, August 14, 1997, and will expire, unless extended, at 12:00 Midnight New York City time on September 11, 1997.

     Terms of the Dutch Auction tender offer, which are described more fully in the Offer to Purchase and Letter of Transmittal pursuant to which the offer is being made, include a purchase price not greater than $5.50 nor less than $4.75 per share, net to the seller in cash, without interest thereon.

     In a Dutch Auction, the Company sets a price range, and holders have an opportunity to specify prices within that range at which they are willing to sell shares. After the expiration of the tender offer, the Company will determine a single per share price to be paid for each share purchased, taking into consideration the number of shares tendered and the prices specified by tendering stockholders. If the tender offer is oversubscribed, only shares validly tendered at or below the purchase price determined by the Company will be eligible for proration. Subject to applicable law, the Company reserves the right to purchase more than 6,000,000 shares pursuant to the tender offer, but does not currently plan to do so. The tender offer is not conditioned on any minimum number of shares being tendered.

     The Offer to Purchase, Letter of Transmittal and related documents will be mailed to stockholders of record of Common Stock and will also be made available for distribution to beneficial owners of Common Stock.

     On August 13, 1997, the closing price of the Common Stock was $4.125 per share.

     The pending tender offer replaces the Company's plans, announced in June 1997, to repurchase $20 million of its Common Stock. As of August 13, 1997, the Company had repurchased approximately 165,000 shares of its Common Stock and there were 30,656,388 shares outstanding, excluding treasury shares.

     The dealer manager for the tender offer is Smith Barney Inc. and the information agent is Corporate Investors Communications, Inc.

     Founded in 1983, Stac, Inc. is known worldwide for its innovations in data compression. The company builds on these advancements to create high-performance, easy to deploy distributed business systems recovery software solutions for enterprise customers. Through its OEM networking products subsidiary, Hi/fn, Stac also provides semiconductor solutions to improve the efficiency, security and manageability of networks. Stac's products are sold through a variety of domestic and international channels. Information on Stac's award-winning products can be accessed via the Internet at http://www.stac.com, by calling the company's North American Headquarters in San Diego, California:
1-800-279-7822 (U.S. and Canada), Stac's European Headquarters in the United Kingdom; +44(0) 1344-302900 (Europe) or +(619) 794-3741 in other countries.